Exhbit 99.1

GERDAU AMERISTEEL SAND SPRINGS MILL TO REMAIN IDLED
Decision comes after careful consideration of proposal from the State of Oklahoma and City of Sand Springs

TAMPA, Florida; January 7, 2010 - After careful evaluation of a comprehensive proposal submitted to  Gerdau Ameristeel by the State of Oklahoma and City of Sand Springs aimed at maintaining steel production at the company’s steel mill in Sand Springs, Oklahoma, Gerdau Ameristeel has decided to continue the idling of its Sand Springs steel mill for the foreseeable future.

“We appreciate the hard work of the City of Sand Springs, the State of Oklahoma, and the Sand Springs legislative delegation, led by House Speaker Chris Benge, State Senator Dan Newberry, State Representative Lucky Lammons, and Sand Springs City Manager Doug Enevoldsen,” said Terry Sutter, Vice President and Chief Operating Officer of Gerdau Ameristeel. “We commend them for their extraordinary efforts in trying to find a workable solution to a very difficult problem. Unfortunately, due to a combination of on-going weak market conditions, the company’s need for a significantly more flexible workforce structure at the mill, and the significant capital investment required by the company, we have decided not to move forward.”

Company executives met on Thursday, January 7 with representatives from the Oklahoma Treasury Department and the Department of Commerce, as well as with local officials and members of the legislative delegation to discuss the company’s activities going forward. The company reiterated its willingness to re-consider the proposal at a future time if business conditions warrant.

Despite the steel mill’s indefinite idling, Gerdau Ameristeel continues to maintain a strong presence throughout Oklahoma, where it employs more than 100 employees at rebar fabrication locations, recycling plants and railway facilities in Sand Springs, Muskogee, Oklahoma City and Tulsa. In Sand Springs, the company will continue to operate the Sand Springs Railway, as well as its Sand Springs Rail Products and Sand Springs Recycling facilities.

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About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Media contacts:

Philip K. Bell
Director, External Communications and Public Affairs
Gerdau Ameristeel
Tel. (813) 240-2589
pbell@gerdauameristeel.com

Santiago Fittipaldi
Director, Public Affairs and Corporate Practice
Burson-Marsteller
Tel. (646) 204-5880
santiago.fittipaldi@bm.com